Filed by CNL Restaurant Properties, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Commission File No: 333-119116

Subject Company: CNL Restaurant Properties, Inc.

The documents included in this filing will be distributed by CNL Restaurant Properties, Inc. to its stockholders during the week of January 17, 2005.

In connection with the proposed transactions referenced in the materials included in this filing, U.S. Restaurant Properties has filed a joint proxy statement/prospectus on Form S-4 and other materials with the Securities and Exchange Commission. You should receive a definitive joint proxy statement/prospectus at the same time or prior to the time you receive these materials. SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain a free copy of these materials as well as other materials filed with the Securities and Exchange Commission concerning U.S. Restaurant Properties and CNL Restaurant Properties at the Securities and Exchange Commission’s website at http://www.sec.gov. In addition, these materials and other documents filed by U.S. Restaurant Properties may be obtained for free by directing a request to U.S. Restaurant Properties at 12240 Inwood Rd., Suite 300, Dallas, TX 75244; Attn: Investor Relations. In addition, these materials and other documents filed by CNL Restaurant Properties may be obtained for free by directing a request to CNL Restaurant Properties at 450 South Orange Avenue, Orlando, FL 32801; Attn: Investor Relations.

U.S. Restaurant Properties and CNL Restaurant Properties, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of U.S. Restaurant Properties and CNL Restaurant Properties in connection with the merger. Information about the directors and executive officers of U.S. Restaurant Properties and their ownership of U.S. Restaurant Properties’ shares is set forth in the proxy statement for U.S. Restaurant Properties’ Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on April 19, 2004. Information about the directors and executive officers of CNL Restaurant Properties and their ownership of CNL Restaurant Properties’ shares is set forth in the proxy statement for CNL Restaurant Properties’ Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on April 7, 2004. Investors may obtain additional information regarding the interests of such participants by reading the definitive joint proxy statement/prospectus.

January 15, 2005	CNL Center at City Commons 450 South Orange Avenue Orlando, Florida 32801-3336 tel (407) 540-2000 (877) 667-4769 www.cnlonline.com

An Update from CNL Restaurant Properties, Inc.	Mailing Address:
P.O. Box 4914 Orlando, Florida 32802-4914

Dear Stockholder:

We have been working diligently to complete the previously announced mergers of the CNL Restaurant Properties, Inc. with U.S. Restaurant Properties (NYSE:USV). What follows is an update and request that you assist us by promptly returning your proxy card. The vote of every stockholder is important.

The benefits for the Company and its stockholders include:

LIQUIDITY

Enhanced liquidity that is derived by merging with a company that is already listed on the New York Stock Exchange and will continue to be traded on the exchange (NYSE: USV);

SCALE AND DIVERSIFICATION

Expected earnings accretion by combining the assets of each of the entities through the merger to amass total interests in more than 3,000 restaurant properties in 49 states;

BROADER PLATFORM

As the largest restaurant REIT, the combined company will have approximately $2.5 billion in total assets and more capabilities exclusively dedicated to the needs of the chain-restaurant real estate and financial market. The transactions combine organizations that successfully weathered the most turbulent cycle in the restaurant industry in decades.

By this time, you should have received the joint proxy statement/prospectus that outlines the specifics of the transaction. We understand that you may have questions about the transaction and have developed this flyer to provide you with answers to the most frequently asked questions. We urge you to read the joint proxy statement/prospectus thoroughly, as it details why we believe the merger is fair and why you should approve it.

The board of directors has unanimously approved the merger and the related amendments to the Articles of Incorporation and Bylaws and unanimously recommend that you vote for the merger and these related amendments. Your vote is very important. We need your participation to approve the merger. Please complete and sign the enclosed proxy ballot card and mail it using the return envelope. If it is more convenient, you may submit your vote by telephone or by using the Internet. The instructions are listed on your proxy ballot.

We invite you to contact our solicitation agent, D.F. King at 1-800-758-5880 if you have any questions or need assistance in completing your proxy card(s).

Thank you for your participation and continued support.

Sincerely,

James M. Seneff, Jr.	Curtis B. McWilliams
Chairman	President and Chief Executive Officer

•	What will I receive in the merger?

CNL Restaurant Properties stockholders will receive 0.7742 shares of U.S. Restaurant Properties common stock and 0.16 shares of newly issued U.S. Restaurant Properties 7.5% Series C Redeemable Convertible Preferred Stock for each share of CNL Restaurant Properties common stock held. The 7.5% Series C Redeemable Convertible Preferred Stock has a conversion price of $19.50 per share and a liquidation value of $25 per share.

•	Why is the Board of Directors recommending a vote “FOR” the merger?

After carefully considering a range of strategic alternatives, the Board of Directors unanimously approved this merger because it provides the stockholders with liquidity through a company that is already listed on the NYSE and while also providing a broader platform in which to operate.

•	How do I vote?

You have three ways available to submit your vote – by mail, telephone or the Internet. Please refer to your proxy card for detailed instructions for all three options. If you vote using the proxy card, please remember to have all owners indicated sign the card.

We encourage you to call D.F. King, our solicitation agent, toll free at 1-800-758-5880 if you have any questions or need assistance in submitting your proxy card. If you have already submitted your vote, thank you for your participation. Every vote counts!

• Where can I get more information on the merger?

You can find more information about the merger in the joint proxy statement/prospectus that you should have received in the mail in early January. We are required to mail the comprehensive documents relating to all the parties in the merger. The complete package was mailed to all investors with shares in CNL Restaurant Properties and included the joint proxy statement/prospectus and the CNL Income Funds Financial Supplements. We encourage you to read this information thoroughly. It contains detailed reasons why we believe the merger is fair and creates more opportunity for the Company.

“We are offering our stockholders a unique combination of well-located and diversified real estate properties, as well as the opportunity to participate in the growth of the company as we expand our financial services business.”

— Curtis B. McWilliams, President & Chief Executive Officer

     CNL Restaurant Properties, Inc.

NEXT STEPS:

•	Read the joint proxy statement/prospectus.

It contains a detailed description of the reasons why we believe the merger is fair to you and why you should approve it.

•	Complete, sign and mail the proxy card.

A postage-paid envelope is provided for your convenience.

•	Or vote by telephone or the Internet

Instructions can be found on the proxy card.

•	Make sure all joint owners sign the proxy card.

•	For assistance, call D.F. King, toll free, at 1-800-758-5880.

•	Participate! Every vote counts!

These materials contain certain forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and other matters that are not historical facts. These forward-looking statements reflect U.S. Restaurant Properties and CNL Restaurant Properties’ current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause future events, achievements or results to differ materially from those expressed by the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the U.S. Restaurant Properties or CNL Restaurant Properties stockholders to approve the merger and the risk that the businesses of the companies will not be integrated successfully. In addition, the ability of the combined companies to achieve the expected revenues, accretion and synergy savings also will be subject to the effects of competition, the effects of general economic conditions and other factors beyond the control of the combined companies, along with other risks and uncertainties described from time to time in public filings with the Securities and Exchange Commission.

In connection with the proposed transactions referenced in these materials, U.S. Restaurant Properties has filed a joint proxy statement/prospectus on Form S-4 and other materials with the Securities and Exchange Commission. You should receive a definitive joint proxy statement/prospectus at the same time or prior to the time you receive these materials. SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain a free copy of these materials as well as other materials filed with the Securities and Exchange Commission concerning U.S. Restaurant Properties and CNL Restaurant Properties at the Securities and Exchange Commission’s website at http://www.sec. gov. In addition, these materials and other documents filed by U.S. Restaurant Properties may be obtained for free by directing a request to U.S. Restaurant Properties at 12240 Inwood Rd., Suite 300, Dallas, TX 75244; Attn: Investor Relations. In addition, these materials and other documents filed by CNL Restaurant Properties may be obtained for free by directing a request to CNL Restaurant Properties at 450 South Orange Avenue, Orlando, FL 32801; Attn: Investor Relations.

U.S. Restaurant Properties and CNL Restaurant Properties, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of U.S. Restaurant Properties and CNL Restaurant Properties in connection with the merger. Information about the directors and executive officers of U.S. Restaurant Properties and their ownership of U.S. Restaurant Properties’ shares is set forth in the proxy statement for U.S. Restaurant Properties’ Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on April 19, 2004. Information about the directors and executive officers of CNL Restaurant Properties and their ownership of CNL Restaurant Properties’ shares is set forth in the proxy statement for CNL Restaurant Properties’ Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on April 7, 2004. Investors may obtain additional information regarding the interests of such participants by reading the definitive joint proxy statement/prospectus.

CNL Center at City Commons 450 South Orange Avenue Orlando, Florida 32801-3336 tel (407) 650-1000 (800) 522-3863 www.cnl.com Mailing Address: P.O. Box 4920 Orlando, Florida 32802-4920